
13030247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48431 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelman & Co., LTD

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Brown Deer Road
(No. and Street)

| Milwaukee | WI | 53217 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Edelman (414)228-9314
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

| 1233 N. Mayfair Road | Milwaukee | WI | 53226 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

400

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

# Audited Financial Statements

Years Ended December 31, 2012 and 2011



RPB CPAs


Reilly, Penner & Benton LLP

**EDELMAN & CO., LTD.**
Milwaukee, Wisconsin

**Audited Financial Statements**

Years Ended December 31, 2012 and 2011

**Table of Contents**

# OATH OR AFFIRMATION

I, Robert Edelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelman & Co., LTD, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


JOAN M TAYLOR
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

## Independent Auditors' Report

To the Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

### Report on the Financial Statements

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2012 and 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Reilly, Penner & Benton
February 20, 2013
Milwaukee, Wisconsin

## EDELMAN & CO., LTD.
Milwaukee, Wisconsin

### Statements of Financial Condition
December 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash | $ 72,220 | $ 80,193 |
| Accounts receivable | 4,250 | 4,250 |
| Income tax receivable | 1,126 | --- |
| Prepaid expenses | 8,500 | 7,917 |
| Employee advance | --- | 532 |
| **Total current assets** | 86,096 | 92,892 |
| **Other Assets:** | | |
| Deferred income taxes | 3,000 | 3,000 |
| **Total assets** | $ 89,096 | $ 95,892 |
| **Liabilities and Stockholder's Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 3,339 | $ 2,281 |
| Income taxes payable | --- | 247 |
| **Total current liabilities** | 3,339 | 2,528 |
| **Deferred income taxes** | 2,000 | 2,000 |
| **Stockholder's equity:** | | |
| Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding | 15,000 | 15,000 |
| Retained earnings | 68,757 | 76,364 |
| **Total stockholder's equity** | 83,757 | 91,364 |
| **Total liabilities and stockholder's equity** | $ 89,096 | $ 95,892 |

The accompanying notes to financial statements are an integral part of these statements

EDELMAN & CO., LTD.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2012 and 2011

## 1. Summary of Significant Accounting Policies

### Nature of Business

Edelman & Co., Ltd. (the Company) is a Wisconsin corporation. The Company registered to be a broker/dealer pursuant to the Financial Industry Regulatory Board (FINRA), on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

### Cash

Cash consists of the Company's checking and savings accounts.

### Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probably uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. The valuation allowance was zero at December 31, 2012 and 2011, respectively.

### Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 8.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009. The Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2008.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Subsequent Events

Management has evaluated all subsequent events through February 20, 2013 for possible inclusion as a disclosure in the financial statements.

## 2. Reserve Requirements

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under SEC Rule 15c3-3.

## 3. Net Capital Requirements

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2012 and 2011, respectively. At December 31, 2012, the Company's net capital as defined by SEC Rule 15c3-1 was $61,881 in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 8%. At December 31, 2011, the Company's net capital as defined by SEC Rule 15c3-1 was $70,665 in excess of the minimum net capital required. The percent of aggregate indebtedness to net capital was 6%.

## 4. Employee Benefit Plans

The Company established a simplified employee pension plan (SEP) during 2003. Contributions paid each year may not exceed 25% of the employee earnings. There were no contributions for the years ended December 31, 2012 and 2011, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees for payment of health insurance premiums and medical and dental expenses.

## 5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the periods ended December 31, 2012 and 2011, respectively. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## 6. Related Party Transactions

The Company uses office space located in the residence of the Company's sole stockholder. The Company does not pay rent for the use of this space.

## 7. Concentrations

The Company maintains its cash balances at two affiliated financial institutions. The Company's bank accounts are insured by the Federal Deposit Insurance Corporation up to the applicable limits.

The Company had fee income from one customer during 2012 and two customers during 2011 that accounted for 97% and 81%, respectively, of total fee income of the Company for those respective years.

## 8. Income Taxes

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting. The Company carried-back the current year federal net operating loss which resulted in a refund of $1,126. The Company has a net operating loss carry forward, for Wisconsin tax purposes, of approximately $48,000 and for Federal tax purposes of approximately $300 that will expire in 2027. At December 31, 2012, the temporary differences and future benefit from the utilization of the loss carry-forward resulted in a deferred income tax asset of $3,000 (Wisconsin) and a long-term deferred tax liability of $2,000 (Federal).

## 9. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

**EDELMAN & CO., LTD.**
Milwaukee, Wisconsin

## Computations of Net Capital and Aggregate Indebtedness
For the Years Ended December 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **Aggregate Indebtedness** | | |
| Accrued expenses | $ 5,339 | $ 4,528 |
| Total Aggregate Indebtedness | $ 5,339 | $ 4,528 |
| Minimum required net capital (6 2/3% of aggregate indebtedness) | $ 356 | $ 302 |
| **Computation of Basic Net Capital Requirement:** | | |
| Stockholder's equity | $ 83,757 | $ 91,364 |
| Nonallowable assets: | | |
| Accounts receivable | (4,250) | (4,250) |
| Prepaid expenses and advances | (8,500) | (8,449) |
| Income taxes receivable | (1,126) | --- |
| Deferred tax asset | (3,000) | (3,000) |
| Total nonallowable assets | (16,876) | (15,699) |
| **Net Capital** | 66,881 | 75,665 |
| Net capital requirement (minimum) | 5,000 | 5,000 |
| Capital in excess of minimum requirement | $ 61,881 | $ 70,665 |
| **Percentage of Aggregate Indebtedness to Net Capital** | 8% | 6% |
| **Reconciliation of Audited Computation of Net Capital to Unaudited Part II From X-17A-5:** | | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report: | $ 69,246 | $ 71,074 |
| Audit adjustments: | | |
| Reclassify accrued wages | --- | (3) |
| Increase in accounts payable | (2,612) | (578) |
| Increase (Decrease) in income tax payable/deferred income taxes | 247 | 5,172 |
| Total audit adjustments | (2,365) | 4,591 |
| **Net capital per above** | $ 66,881 | $ 75,665 |

See Independent Auditors' Report.

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

## Independent Auditors' Report on Internal Control

To the Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Edelman & Co., Ltd., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

**Segregation of Duties**

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Edelman & Co., Ltd. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reilly, Penner & Benton
February 20, 2013
Milwaukee, Wisconsin